UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 30, 2023

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In the Matter of

Envirotech Vehicles, Inc.
1425 Ohlendorf Road
Osceola, AR 72370

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-264651

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       Envirotech Vehicles, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Envirotech Vehicles, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 30, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief